Exhibit 12.1

Loews Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Years Ended December 31,
	2014	2013	2012	2011	2010

Pretax income from continuing operations before noncontrolling interests	$1,810	$2,277	$2,022	$2,327	$2,676
Add (deduct):
Undistributed loss (income) from equity investees	64	(380)	(103)	74	(184)
Capitalized interest	(76)	(91)	(55)	(30)	(22)
Amortization of capitalized interest	10	9	10	8	8
Earnings before fixed charges	1,808	1,815	1,874	2,379	2,478

Fixed charges:
Interest expensed	513	442	440	522	517
Capitalized interest	76	91	55	30	22
Other interest related factors	39	37	38	38	38
Total fixed charges	628	570	533	590	577

Total earnings and fixed charges	$2,436	$2,385	$2,407	$2,969	$3,055

Ratio of earnings to fixed charges	3.9x	4.2x	4.5x	5.0x	5.3x